June 6, 2008

Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        Amera Resources Corporation
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on May 30, 2007
File No. 0-51005

Dear Ms. Davis:

Amera Resources Corporation (the “Company”) is filing Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2006.  We respond to the comments of the Staff in its letter dated February 26, 2008, as follows:

General

1.	In your next response letter to us, please provide the representations requested at the end of our comment letter.

Response:  The representations requested at the end of the Staff’s comment letter dated February 26, 2008 are set forth in a letter from the Company dated today and attached hereto.

Form 20-F for the Fiscal Year Ended December 31, 2006

Report of Independent Auditors, page F-3

2.
We note your response to comment two from our letter dated December 20, 2007, and that your prior independent registered public accounting firm, Ellis Foster LLP, was merged into Ernst & Young during 2005, and that the report from your independent auditor for your 2004 financial statements is included with your Form 20-F filed June 29, 2005.  However, it does not appear you have complied with the requirements of Item 8.A of the Form 20-F, as the report from your independent auditor in your current Form 20-F does not cover all the years presented.  In your amended document, please obtain and file a revised report from your

Jill Davis
Branch Chief
Securities and Exchange Commission
June 6, 2008

independent auditor in your current Form 20-F does not cover all the years presented.  In your amended document, please obtain and file a revised report from your independent auditor that includes appropriate language regarding the predecessor auditors report.  Please also refer to AU Section 508.70-.74.

Response:  Ernst & Young LLP has provided the Company with a revised Report of Independent Auditors that covers the years ended December 31, 2006, 2005 and 2004, a copy of which is attached hereto.  The revised Report will also be included with the Company’s amended Form 20-F filing for the fiscal year ended December 31, 2006.

Note 11.  Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-21

3.
Your response to prior comment three explains that because you are in the exploration stage, and do not have proved mineral deposits, costs incurred to acquire mineral deposits do not meet the criteria for treatment as tangible assets under EITF 04-2.  At this time, we are not in a position to agree with your conclusion.  EITF 04-2 does not limit capitalization of acquisition costs only to proven mineral deposits.  Examples of mineral rights included within the scope of EITF 04-2 are provided in paragraphs six and seven of EITF 04-2, noting such costs include “…prospecting and exploration permits if they include an option for the entity to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposit.”  As such, please comply with the guidance in EITF 04-2 with regard to your financial statements and related disclosure.

Response:   The Company has amended both its disclosure on pages 9 and 10 of it 2006 Form 20-F and Note 11 (i) to the Company’s 2006 financial statements in accordance with EITF 04-2.

Closing Comments

In connection with responding to our comments, please provide, in writing a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments doe not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The representations requested at the end of the Staff’s comment letter dated February 26, 2008 are set forth in a letter from the Company dated today and attached hereto.

Jill Davis
Branch Chief
Securities and Exchange Commission
June 6, 2008

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Robert S. McCormack

Robert S. McCormack

Cc:	Amera Resources Corporation
Ernst & Young LLP

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

June 6, 2008

Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        Amera Resources Corporation
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on May 30, 2007
File No. 0-51005

Dear Ms. Davis:

In connection with responding to comments set forth in your letters of December 20, 2007 and February 26, 2008, Amera Resources Corporation (the “Company”) hereby acknowledges that:

1.	The Company is responsible for the adequacy of the disclosures in the filing;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amera Resources Corporation

By:  /s/ Nikolaos Cacos
               Nikolaos Cacos
               President